UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

March 31, 2004 and 2003

INDEX

Consolidated Interim Balance Sheets

Consolidated Interim Statement of Deficit

Consolidated Interim Statements of Operations

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

LINGO MEDIA INC.

CONSOLIDATED INTERIM BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

March 31,2004	December 31,2003

ASSETS

Current assets:
Cash	$ 148,083	$ 232,502
Accounts receivable, net (note 2)	532,389	528,092
Loan receivable	17,315	17,315
Prepaid expenses and other	16,667	16,667
Inventory on hand	28,552	29,109

	743,005	823,685

Property and equipment, net	39,594	41,848
Development costs, net	770,851	706,672
Acquired publishing content, net	176,675	194,343
Software development costs, net	20,697	31,046

1,750,822	1,797,594

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts Payable	$ 132,244	$ 145,197
Accrued Liabilities	37,798	32,048

	170,042	177,245

Shareholders’ Equity:
Capital Stock (note 3)
Authorized Unlimited common shares and preferred
Shares with no par value.
Issued 23,912,273 common shares
(December 31,2003: 23,544,607)	3,353,953	3,341,875
Deferred stock-based compensation	(15,333)	(23,000)
Deficit	(1,757,840)	(1,698,526)

1,580,780	1,620,349

$ 1,750,822	$ 1,797,594

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31

2004	2003

Deficit, beginning of period	$ (1,698,526)	$ (1,441,444)

Net loss for the period	(59,314)	(97,417)

Deficit, end of period	$ (1,757,840)	$ (1,538,861)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31

2004	2003

Revenue	$ 203,035	$ 224,632
Cost of sales	28,457	34,606

Margin	174,578	190,026

Expenses
General and administrative	133,743	169,396

Earnings (loss) before interest, taxes and amortization	40,835	20,630

Interest on long term debt	-	3,597
Amortization	71,814	82,810

Loss before income taxes	(30,980)	(65,777)

Income taxes	28,335	31,640

Loss for the period	$ (59,314)	$ (97,417)

Loss per share	$ (0.00)	$ (0.01)

Weighted average number of common shares outstanding	21,547,159	17,874,958

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31

2004	2003

Cash flows provided by (used in):

OPERATIONS:
Net loss for the period	$ (59,314)	$ (97,417)

Items not affecting Cash:
Amortization of capital assets	2,294	1,343
Amortization of development costs	33,838	45,118
Amortization of acquired publishing content	17,667	17,667
Amortization of software development costs	10,349	10,349
Amortization of deferred stock-based compensation	7,667	8,333

Change in non-cash balances related to operations:
Accounts receivable	(4,297)	83,681
Prepaid expenses and other	-	(53,186)
Inventory on hand	557	3,693
Accounts payable	(12,953)	(2,811)
Accrued liabilities	5,750	5,377

1,558	22,147

FINANCING:
Issuance of capital stock	59,767	15,000
Share issue costs	(47,689)	-
Increase (decrease) in long-term debt	-	78,122

12,078	93,122

INVESTING:
Purchase of property and equipment	-	(1,000)
Development costs	(98,055)	(15,942)

(98,055)	(16,942)

Net change in Cash	(84,419)	98,327

Cash – Beginning of period	232,502	79,871

Cash – End of period	$ 148,083	$ 178,198

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

Lingo Media Inc. (the “Company”) develops, publishes, distributes and licenses book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore markets in China and educational school market in Canada.

1.

Significant accounting policies

The disclosures contained in these audited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements reflect all adjustments consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2004 and the results of operations and cash flows for the three months ended March 31, 2004 and 2003.

2.

Accounts Receivable

The components of account receivables at the following dates are as follows:

March 2004	December 2003

Trade Receivables	$ 477,291	$ 334,760
Grant Receivables	55,098	193,332

$ 532,389	$ 528,092

3.

Capital Stock:

Common Shares
Number	Amounts

Balance, December 31, 2003:	23,544,607	$ 3,341,875
Stock option exercised (i)	377,666	59,766
Share issue costs		(47,689)

Balance, March 31, 2004	23,912,273	$ 3,353,953

(i)

During March 2004, 100,000 and 50,000 stock options were exercised for $0.20 and $0.10 respectively, by a director of the Company.

4.

Stock Options:

On March 31, 2004, the Company had 1,915,840 (March 31,2003 – 2,343,340) outstanding options to purchase the common shares of the Company.

5.

Segment information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops. Publishes, distributes and licenses book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company’s revenue by geographic region based on the region in which the customer is located as follows:

March 2004	December 2003

Canada	$ 7,624	$ 6,424
China	195,411	218,209

$ 203,035	$ 224,632

Substantially all of the Company’s identifiable assets as March 31, 2004 and December 31, 2003 were located in Canada.

6.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all materials aspects, with accounting principles generally accepted in the US.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

Statements of Operations:

Loss for the Period:	March 31, 2004	March 31, 2003

Loss for the period, based on Canadian GAAP	$ (59,314)	$ (97,417)
Development costs	-	-
Amortization of development costs	33,838	45,118
Amortization of software development costs	10,349	10,349
Compensation expense	-	(16,630)
Share issue costs (d)	(47,689)	-

Loss for the period – US GAAP	$ (62,816)	$ (58,580)

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

Shareholders’ Equity	March 31, 2004	March 31, 2003

Shareholders’ equity based on Canadian GAAP	$ 1,580,780	$ 1,620,349
Development costs (a)	(548,278)	(581,794)
Software development costs (b)	(20,697)	(31,046)
Compensation expense (c)	(243,250)	(243,250)

Shareholders’ Equity – US GAAP	$ 768,555	$ 764,259

Under US GAAP, the amounts shown on the consolidated balance sheets for development costs and software development would be $222,753 (December 2003: 124,698) and nil (2002:nil) for March 2004 respectively.

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years. Under US GAAP, Incremental costs related to development and pre-operating plan of new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight like basis over periods up to five years.

(b)

Software development costs:

Under US GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2002 under US and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognizes a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants. In respect to options issued before January 1, 2002 but vesting in year 2002 and thereafter the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(d)

Share issue costs:

The Company incurred costs in 2003 and prior years to file registration statement with Securities and Exchange Commission in order to interlist for trading in United States. In accordance with US GAAP these costs are expensed as incurred but charged against share capital under Canadian GAAP. There is no effect on shareholder equity in 2003 as funds expensed in 2003 have already been charged to shareholder equity.

151 Bloor St West, Ste 890

Toronto ON

Canada, M5S 1S4

T +1 416 927 7000

F +1 416 927 1222

www.lingomedia.com

Form 51 – 102 F1

Management Discussion and Analysis

First Quarter Ended March 31, 2004

(Unaudited – Prepared by Management)

May 31, 2004

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Inc. (“Lingo Media” or the “Company”) consisting of the interim Balance Sheet as at March 31, 2004 and the Statements of Earnings and Deficit and Cash Flows for the three months ended March 31, 2004.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

2004 First Quarter

Management Discussion and Analysis

Description of Business and Report Date

The following management discussion and analysis is prepared as of May 31, 2004 (the “Report Date”) and should be read in conjunction with the interim financial statements for the three months ended March 31, 2004 and the Company’s annual report for the year ended December 31, 2003.  These documents can be found on SEDAR website www.sedar.com .

Lingo Media earns its revenues from two distinct markets, China and Canada. The Company develops, publishes, distributes and license book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore markets in China and school market in Canada.

The Company prepares its financial statements in Canadian dollars and in accordance with generally accepted accounting principles in Canada.

Overall Performance

Lingo Media continued its plan in the first quarter of 2004 to focus on its existing recurring royalty revenue stream and to seek new opportunities in China market.. Although, the total revenue reduced by 10% in the first quarter of 2004 as compared with the first quarter of 2003, the Company improved its gross margin percentage from 85% to 86% in 2004. In addition, the Company improved its EBITA from $20,630 in the first quarter of 2003 to $40,835 and reduced its net loss from ($97,417) to ($59,314), an improvement of 39% and continued to be cash flow positive from its operations.

Results of Operations

Revenue and Margin

Overall, the revenue for the first quarter of 2004 was $203,035 as compared to $224,632 for the comparable quarter of 2003, a 10% decrease.  Although the revenue declined in the first quarter of 2004, the gross margin percentage was improved from 85% in the first quarter of 2003 to 86% in current quarter.

General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were reduced to $133,743 during the first quarter of 2004 as compared with $169,396 for the similar period in 2003, a 21% reduction. This decrease in expenses is due to continued cost rationalization measures implemented by the Company.

Amortization

Amortization includes amortization of property and equipment, development costs, acquired publishing content and software development costs. Amortization charge for the first quarter of 2004 was reduced to $71,814 from $82,810 due to reduced cost base of assets.

Liquidity and Capital Resources

As of March 31, 2004, the Company stayed cash flow positive from its operations and had cash of $148,083 and accounts receivables of $532,389. The Company’s current assets amounted to $743,005 with current liabilities of $170,042 resulting in a working capital surplus of $572,963.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the first quarter of 2004, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and shareholders.

Consulting fees of $30,000 (2003 - $30,000) were paid to a company controlled by a director of the Company in the normal course of business. At March 31, 2004, $nil (2003 - $5,350) is included in accounts payable. A success fee of $15,498 (2003 - nil) was paid to a company controlled by a director of the Company.

The shareholder loans were interest bearing at 12% (2002 - 12%) per annum. Interest expense for the quarter was $nil (2003 - $3,487).

Proposed Transactions

The board of directors of the Company are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial conditions, results of operations and cash flows.

2003 Annual Management Discussion and Analysis

Overall Performance

Lingo Media continued its plan in 2003 to focus on the China market to enhance its recurring royalty revenue stream. During 2003, the company increased its revenue from China by 29% in US dollar terms to $759,948 from $589,737. Unfortunately, because of the appreciation of the Canadian dollar this resulted in a small increase of 6% due to foreign exchange rate fluctuations from C$931,784 in 2002 to C$987,933 in 2003. Although, the total revenue reduced by 23% from the prior year, the Company maintained its gross margin and significantly increased gross margin percentage from 67% in 2002 to 83% in 2003. While recording an EBITA of $238,763 and a net loss of ($257,082), the Company improved its cash flow from operations to a positive $91,940 from $2,283.

During the year, the Company successfully inter-listed its common shares on NASDAQOTC:BB under the symbol LNGMF and Berlin Sock Exchange under the symbol LIM.BE. The trading liquidity provided by this exposure led to additional equity financing in the amount of $327,213 through the exercise of Class D warrants.

The Company improved its current ratio (current assets over current liabilities) from 2.7:1 to 4.65:1 and improved its days sales outstanding ratio from 150 days to 120 in 2003. The increase in cash resources was used to retire long-term debt and to allow for the investment of $114,385 for the development of new products and programs.

Selected Annual Information

2003	2002	2001

Revenue	$ 1,017,817	$ 1,329,120	$ 333,691

Earnings before interest and amortization and taxation	$ 238,763	$ 410,685	$ (120,106)

Income (Loss) before extraordinary items	$ (113,831)	$ 104,409	$ (253,832)

Net Income (Loss)	$ (257,082)	$ 67,875	$ (44,706)

Total Assets	$ 1,797,594	$ 1,930,766	$ 1,883,377

Total Long Term Liabilities	$ -	$ -	$ 54,480

Cash Dividend Declared	$ -	$ -	$ -

Cashflow from operations	$ 91,940	$ 2,238	$ (403,426)

Results of Operations

Revenue

Lingo Media earns its revenues from two distinct markets, China and Canada. Overall, the revenue for the fiscal year 2003 was $1,017,817 compared to $1,329,120 for 2002, a 23.42% decrease.

In China, Lingo Media develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and earns recurring royalty revenues from its co-publishers and distributors. Royalty revenue in China is payable in US dollars. The absolute increase in revenue from China was 29%, US$759,948 in 2003 as compared to US$589,737. Due to the decline in the US dollar in 2003, the revenue from China in Canadian dollars was only 6% due to the foreign exchange translation.

In Canada the company sells its product directly into the educational market. The revenue in Canada decreased from $397,336 to $29,884. This reduction in revenue was primarily due to the lack of financing for schools for Early Literacy Learning materials from Ontario Ministry of Education.

Cost of Sales and Margin

Cost of sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for 2003 was $171,471 as compared to $444,275 for the same period last year.

The gross margin for fiscal year 2003 was $846,346 as compared to $884,845 for the same period last year. During 2003, the Company’s gross margins percentage increased to 83% as compared to 67% during 2002. The increase in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2002 was earned mainly from finished product sales in Canada and royalty sales in China, compared to revenue for 2003, which was generated primarily from high margin recurring royalty sales in China.

General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees, shareholders services and any foreign exchange losses or gains. These expenses were $607,583 for the year-ended 2003, an increase of $133,423 over the same period for 2002 of $474,160. This increase is due to; additional employee compensation and consulting fees of $164,173, a foreign exchange loss of $47,738 sustained by the Company due to the decrease in US dollar as compared to Canadian dollars and a one time fees payment of $35,000 for listing on Berlin exchange as compared to last year.

Amortization

Amortization includes amortization of property and equipment, development costs, acquired publishing content and software development costs. Amortization charge for the year 2003 was consistent with the prior year.

Stock-Based Compensation

The amortization for the stock-based compensation was $25,708 for the year ended December 31, 2003 as compared to $4,792 for last year, an increase of $20,916. This increase is attributable to the increased number of stock options vested during the period that were issued to consultants.

EBITA

The Company reported an EBITA (earnings before interest, taxes and amortization) of $238,763 for the fiscal year 2003 as compared to $410,685 for last year, a 42.7% decrease due to decrease in revenue in Canada, foreign exchange losses and increased employee compensation and consulting fees.

Net (Loss) Income

The Company reported a loss before extraordinary items and taxes of $(113,831) for the year ended December 31, 2003 as compared to a income of $104,409 for last year. Income taxes for the year 2003 amounted to $143,251, compared to a gain on issue of shares of subsidiary and income taxes amounted to $101,588 and $138,122 respectively for last year. The Company reported no extra-ordinary items for 2003. The Company reported a net loss of $(257,082) for the fiscal year 2003 as compared to a net income of $67,875 after extra-ordinary items and income taxes for previous year.

Summary of Quarterly Results

Q1-02	Q2-02	Q3-02	Q4-02	Q1-03	Q2-03	Q3-03	Q4-03

Revenue	419,166	378,296	234,860	296,798	224,632	268,492	217,376	307,317

Income (Loss) Before
Extraordinary items	(53,970)	58,300	5,435	94,644	(65,777)	(47,336)	(24,422)	23,704

Net Income (Loss)	396	4,521	12,190	50,768	(97,417)	(85,576)	(54,742)	(19,347)

Liquidity and Capital Resources

During 2003, the Company’s operating activates provided cash of $91,940 an increase of $89,702 as compared to cash provided by operating activities of $2,238 in last year.

As of December 31, 2003, the Company had cash of $232,502 and accounts receivables of $528,092. The Company’s current assets amounted to $823,685 with current liabilities of $177,245 resulting in a working capital surplus of $646,440.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2004	44,156
2005	10,046
2006	1,612

Transactions with Related Parties

During the year, the Company had the following transactions with related parties made in the normal course of operations accounted for at an amount of consideration established and agreed to by the Company and shareholders.

Consulting fees of $124,389 (2002 - $90,000) were paid to a company controlled by a director of the Company in the normal course of business. At December 31, 2003, $NIL (2002 - $16,050) is included in accounts payable. A success fee of $NIL (2002 - $18,500) was paid to a company controlled by a director of the Company.

The shareholder loans were interest bearing at 12% (2002 - 12%) per annum. Interest expense related to shareholder loans for 2003 was $15,665 (2002 - $11,786) and the loans were repaid in full.

Financial Instruments and Other Instruments

(a) Currency risk:

The Company is subject to currency risk through its activities outside of Canada. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company is also exposed to foreign exchange risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Reminibi ("RMB").

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. There were no derivative instruments outstanding at December 31, 2003 and 2002.

(b) Financial Instruments:

The significant financial instruments of the company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of December 31, 2003 are as follows:

Total	US$	CAD$

Cash	232,502	53,676	69,779

Accounts Receivable	528,092	148,688	323,295

	760,594	302,364	393,074

Accounts payable and accrued liabilities	145,197	8,176	12,399

Net Exposure	294,188	380,675

US dollars are converted on the prevailing year-end exchange rates.

(c) Fair market values:

The carrying values of cash, accounts receivable, loan receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of long-term debt is not significantly different from its carrying value based on rates for similar instruments currently available to the Company and its maturity terms.

(d) Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and loan receivable. Cash and short-term investments consist of deposits with major financial institutions. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

The majority of the accounts receivable are secured through an insurance policy provided bv Export Development Corporation. The loan receivable is secured by a personal guarantee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

June 10, 2004